

07001656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39247

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CATHAY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

202 Canal Street, Suite 403
(No. and Street)

New York, (City) New York (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ruserim S. Hasan 212-285-2261
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wong & Co.
(Name – *if individual, state last, first, middle name*)

57 West 38th Street, 12th Floor, New York, New York 10018
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/1

AB 3/9

OATH OR AFFIRMATION

I, Ruserim S. Hasan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cathay Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

Tony C. Wong
Notary Public, State of New York
No. 01WO4800224
Qualified in Nassau County
Certificate Filed in New York County
My Commission Expires July 31, 20[illegible]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x Certified Public Accountants' Supplementary Report of Internal Control

CATHAY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2006 WITH

REPORT AND SUPPLEMENTARY REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

Wong & Co. Certified Public Accountants

57 West 38th Street, 12F/L, New York, NY 10018
Tel: (212) 840-6123 Fax: (212) 840-6993

REPORT OF INDEPENDENT AUDITORS

Board of Directors of
Cathay Securities, Inc.:

We have audited the accompanying statement of financial condition of Cathay Securities, Inc., (the Company) as of December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform and audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cathay Securities, Inc. at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Focus Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wong & Co.

New York, New York
February 21, 2007

CATHAY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and Cash Equivalents (Note 2)	$	10,858
Receivable From Broker		120,292
Office Furnishings, Net of Accumulated Depreciation and Amortization of $111,305 (Note 2)		14,533
Deferred Income Taxes (Note 2 and 3)		21,584
Other Assets		19,799
Total Assets	$	187,066

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable and Accrued Expenses	$	19,504
Stockholders' Equity: (Note 4)		
Capital Stock		76,200
Additional Paid-in-Capital		225,700
Accumulated Deficit		(134,338)
Total Stockholders' Equity		167,562
Total Liabilities and Stockholders' Equity	$	187,066

See Auditors' Report and Accompanying Notes

CATHAY SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Commission Income, Net (Note 2)	$	149,000
Other Income		11,465
Interest Income		14,337
Total Revenues		174,802
EXPENSES:		
Salaries		17,100
Payroll Related Expenses		1,775
Occupancy Costs		83,929
Communication Costs		31,465
Equipment Rental		10,846
Office Expense		12,121
Professional Fees		21,016
Computer & Clearing Charges		8,940
Insurance		4,065
Miscellaneous		797
Depreciation (Note 2)		7,613
Total Expenses		199,667
Loss Before Income Taxes		(24,865)
Provision for Income Taxes (Notes 2 and 3)		(3,156)
Net Loss	$	(21,709)

See Auditors' Report and Accompanying Notes

CATHAY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

	Capital Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, 01-01-2006	$ 76,200	$ 198,700	$ (112,629)	$ 162,271
Additions	0	27,000	0	27,000
Net Loss	0	0	(21,709)	(21,709)
Balance, 12-31-2006	$ 76,200	$ 225,700	$ (134,338)	$ 167,562

See Auditors' Report And Accompanying Notes

CATHAY SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(21,709)
Adjustments to Reconcile Net Loss to Net Cash Generated by Operating Activities:		
Depreciation Expense		7,613
Increase in Receivable From Broker		(4,457)
Increase in Other Assets		(5,437)
Increase in Accrued Expenses		7,188
Net Cash Used by Operating Activities		(16,802)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Paid-in-Capital		27,000
Net Cash Provided by Financing Activities		27,000
Net Increase in Cash		10,198
Cash, Beginning of Year		660
Cash, End of Year	$	10,858

Supplemental Disclosure of Cash Flows Information:

Cash Paid During The Year For:		
Corporate Income and Franchise Taxes	$	644
Interest Expense	$	0

See Auditors' Report and Accompanying Notes

CATHAY SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITY EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2006

NET CAPITAL:

Total Stockholders' Equity	$	167,562
Total Stockholders' Equity Qualified for Net Capital		167,562
Deductions and/or Charges		
Non-Allowable Assets:		
Office Furnishings, Net		(14,533)
Security Deposit		(17,861)
Deferred Income Taxes		(21,584)
Other Assets		(1,938)
		(55,916)
Net Capital Before Haircuts on Securities Positions		111,646
Haircuts on Securities:		
Money Market Fund		(2,138)
Net Capital	$	109,508

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum Net Capital Required	$	50,000
Excess Net Capital		59,508
Excess Net Capital at 1000% (Net Capital less 10% of Total Aggregate Indebtedness)	$	107,558

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Accounts Payable and Accrued Expense	$	19,504
Total Aggregate Indebtedness		19,504
Percentage of Aggregate Indebtedness to Net Capital		17.81%

See Auditors' Report and Accompanying Notes

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note 1 - Organization

Cathay Securities, Inc. (the Company) was incorporated on November 2, 1987 under the laws of the State of New York.

The Company became a registered broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on January 27, 1988, and a member of the National Association of Securities Dealers, Inc. on March 28, 1988. The Company conducts all its businesses on a fully disclosed basis. All customer security accounts are carried by ADP Clearing and Outsourcing Services Inc.

Note 2 - Accounting Policies

The accounting policies and practices of the Company conform with generally accepted accounting principles. The significant policies are summarized below:

Revenue Recognition

Commissions on all securities transactions are recognized when services are performed.

Fixed Assets

Office furnishings are stated at costs and depreciated over their estimated useful lives on a straight-line basis for both financial and federal income tax reporting purposes. Leasehold Improvements are amortized over the term of the office lease.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note 2 - Accounting Policies (continued)

Fair Value of Financial Instruments
SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts, which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Note 3 – Income Taxes
The Company has loss carryforward totaling $134,000 that may be offset against future taxable income. If not used, the carryfoward will expire in 2024. The provision for income taxes for the year ended December 31, 2006 consists of the following:

Deferred Income Tax Benefit	$3,800
State and City Income Taxes	($644)

Note 4 - Capital Stock
As of December 31, 2006, the Company had 5,000 shares of no par value common stock authorized and 1,000 shares issued and outstanding.

Note 5 - Commitments
The Company had entered into a five-year office lease agreement expiring on June 30, 2010. The following is a schedule of future minimum rental payments required under the above lease as of December 31, 2006:

Year Ending December 31	Amount
2007	$72,293
2008	$72,293
2009	$72,293
2010	$36,147

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that aggregate indebtedness shall not exceed fifteen times net capital. In addition, the Company is required to maintain a minimum net capital of $50,000. At December 31, 2006, the Company's net capital was $109,508, which was $59,508 in excess of the required net capital, and the Company's aggregate indebtedness to net capital ratio was 0.18 to 1.

There are no material differences between the amounts presented above, which are the amounts based on the accompanying audited financial statements, and the amounts reported in the Company's focus report filed in January, 2007.

Note 7 - Financial Instruments With Off-Balance Sheet Risk

The Company introduces all customer transactions in securities traded in U.S. securities markets to another New York Stock Exchange member firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customer or counterparties.

The Company's exposure to credit risk associated with the non-performance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets, which may impair the customer's or counterparty's ability to satisfy their obligations to the Company.

In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counterparties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counterparties to maintain collateral in compliance with regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary. The Company also has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business.

Wong & Co. Certified Public Accountants

57 West 38th Street,12F/L,New York, NY 10018
Tel: (212) 840-6123 Fax: (212) 840-6993

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors of
Cathay Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Cathay Securities, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17-a5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T if the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices of procedures are to provide management with reasonable but not absolute assurance that assets for which Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 21, 2007

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: CATHAY SECURITIES, INC. [0013]

SEC File Number: 8- 39247 [0014]

Address of Principal Place of Business: 202 CANAL ST [0020]

NEW YORK [0021] NY [0022] 10013 [0023]

Firm ID: 21821 [0015]

For Period Beginning 10/01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: RUSERIM S. HASAN [0030] Phone: 212-285-2261 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	10,858 [0200]		10,858 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	13,417 [0300]	[0550]	13,417 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	106,875 [0424]		
	E. **Spot commodities**	[0430]		106,875 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. **Exempted securities** [0170]			
	B. **Other securities**			

	[0180]		
8. Memberships in exchanges:			
A. **Owned, at market**	[0190]		
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	14,533 [0680]	14,533 [0920]
11. Other assets	[0535]	41,383 [0735]	41,383 [0930]
12. **TOTAL ASSETS**	131,150 [0540]	55,916 [0740]	187,066 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	19,504 [1205]	[1385]	19,504 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes equity subordination (15c3-1(d)) of			

[1010]

D. **Exchange memberships contributed for use of company, at market value**		[1430]	0 [1740]
E. **Accounts and other borrowings not qualified for net capital purposes**	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	19,504 [1230]	0 [1450]	19,504 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. **Preferred stock**	[1791]
B. **Common stock**	76,200 [1792]
C. **Additional paid-in capital**	225,700 [1793]
D. **Retained earnings**	-134,338 [1794]
E. **Total**	167,562 [1795]
F. **Less capital stock in treasury**	[1796]
24. TOTAL OWNERSHIP EQUITY	167,562 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	187,066 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2006 [3932] | Period Ending 12/31/2006 [3933] | Number of months 3 [3931]

REVENUE

Item		Description	Amount	Code
1.		Commissions:		
	a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	2,238	[3935]
	b.	**Commissions on listed option transactions**	46	[3938]
	c.	**All other securities commissions**	45,159	[3939]
	d.	**Total securities commissions**	47,443	[3940]
2.		Gains or losses on firm securities trading accounts		
	a.	**From market making in options on a national securities exchange**		[3945]
	b.	**From all other trading**		[3949]
	c.	**Total gain (loss)**	0	[3950]
3.		Gains or losses on firm securities investment accounts		[3952]
4.		Profit (loss) from underwriting and selling groups		[3955]
5.		Revenue from sale of investment company shares		[3970]
6.		Commodities revenue		[3990]
7.		Fees for account supervision, investment advisory and administrative services		[3975]
8.		Other revenue	7,753	[3995]
9.		Total revenue	55,196	[4030]

EXPENSES

Item		Description	Amount	Code
10.		Salaries and other employment costs for general partners and voting stockholder officers	1,500	[4120]
11.		Other employee compensation and benefits	4,674	[4115]
12.		Commissions paid to other broker-dealers		[4140]
13.		Interest expense		[4075]
	a.	**Includes interest on accounts subject to subordination agreements** [4070]		
14.		Regulatory fees and expenses		[4195]
15.		Other expenses	46,474	[4100]
16.		Total expenses	52,648	[4200]

NET INCOME

Item	Description	Amount	Code
17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	2,548	[4210]
18.	Provision for Federal Income taxes (for parent only)	-3,800	[4220]

19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a.	**After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
a.	**After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		6,348 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-53 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) [ ] [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) [ ] [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) [x] [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 23522 [4335A]	ADP CLEARING & OUTSOURCING SER [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) [ ] [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			167,562 [3480]
2.	Deduct ownership equity not allowable for Net Capital			0 [3490]
3.	Total ownership equity qualified for Net Capital			167,562 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			167,562 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		55,916 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-55,916 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			111,646 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	
	D. Undue Concentration		[3650]	

E. **Other (List)**

Description	Amount	Total
GOOD FAITH DEPOSIT [3736A]	2,138 [3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	2,138 [3736]	-2,138 [3740]

10. Net Capital	109,508 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	1,300 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	59,508 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	107,557 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			19,504 [3790]
17. Add:			
A. **Drafts for immediate credit**		[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C. **Other unrecorded amounts(List)**			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			19,504 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 18 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	___ [4602]	[4603]	[4604]	_ [4605]
_ [4610]	[4611]	___ [4612]	[4613]	[4614]	_ [4615]
_ [4620]	[4621]	___ [4622]	[4623]	[4624]	_ [4625]
_ [4630]	[4631]	___ [4632]	[4633]	[4634]	_ [4635]
_ [4640]	[4641]	___ [4642]	[4643]	[4644]	_ [4645]
_ [4650]	[4651]	___ [4652]	[4653]	[4654]	_ [4655]
_ [4660]	[4661]	___ [4662]	[4663]	[4664]	_ [4665]
_ [4670]	[4671]	___ [4672]	[4673]	[4674]	_ [4675]
_ [4680]	[4681]	___ [4682]	[4683]	[4684]	_ [4685]
_ [4690]	[4691]	___ [4692]	[4693]	[4694]	_ [4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		155,914 [4240]
A.	**Net income (loss)**		6,348 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	5,300 [4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		167,562 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning 01/01/2006 [8005] and ending 12/31/2006 [8006]

SEC File Number: 39247 [8011]

Firm ID: 21821

1. Name of Broker Dealer: CATHAY SECURITIES, INC. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: ____ [8053] Phone: ____ [8057]

Name: ____ [8054] Phone: ____ [8058]

Name: ____ [8055] Phone: ____ [8059]

Name: ____ [8056] Phone: ____ [8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes (selected) No [8073]

4. Respondent is registered as a specialist on a national securities exchange: Yes No (selected) [8074]

5. Respondent makes markets in the following securities:

(a) **equity securities** Yes No (selected) [8075]

(b) **municipals** Yes No (selected) [8076]

(c) **other debt instruments** Yes No (selected) [8077]

6. Respondent is registered solely as a municipal bond dealer: Yes No (selected) [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: Yes No (selected) [8079]

8. Respondent carries its own public accounts: Yes No (selected) [8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a) **Public customer accounts** ____ [8080]

(b) **Omnibus accounts** ____ [8081]

Yes No (selected) [8085]

10. Respondent clears its public customer and/or proprietary accounts:

11. Respondent clears its public customer accounts in the following manner:

(a)	**Direct Mail (New York Stock Exchange Members Only)**	☐ [8086]
(b)	**Self Clearing**	☐ [8087]
(c)	**Omnibus**	☐ [8088]
(d)	**Introducing**	☐ [8089]
(e)	**Other**	☐ [8090]
(f)	**Not Applicable**	☑ [8091]

12. Yes ○ No ◉ [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1)	**American**	☐ [8120]
(2)	**Boston**	☐ [8121]
(3)	**CBOE**	☐ [8122]
(4)	**Midwest**	☐ [8123]
(5)	**New York**	☐ [8124]
(6)	**Philadelphia**	☐ [8125]
(7)	**Pacific Coast**	☐ [8126]
(8)	**Other**	☐ [8129]

13. Employees:

(a)	**Number of full-time employees**	5 [8101]
(b)	**Number of full-time employees registered representatives employed by respondent included in 13(a)**	2 [8102]

14. Number of NASDAQ stocks respondent makes market — 0 [8103]

15. Total number of underwriting syndicates respondent was a member — 0 [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

(a)	**equity securities transactions effected on a national securities exchange**	[8107]
(b)	**equity securities transactions effected other than on a national securities exchange**	[8108]
(c)	**commodity, bond, option, and other transactions effected on or off a national securities exchange**	[8109]

17. Respondent is a member of the Securities Investor Protection Corporation Yes ◉ No ○ [8111]

0

18. Number of branch officies operated by respondent [8112]

---

19. Yes ○ No ⦿ [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) Name of parent or affiliate ________ [8131]

(c) Type of institution ________ [8132]

---

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank Yes ○ No ⦿ [8113]

---

21. Yes ○ No ⦿ [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) Name of parent ________ [8116]

---

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer Yes ○ No ⦿ [8115]

---

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: Yes ○ No ⦿ [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

---

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period 0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income 0 [8151]


END